UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3/A

(Rule 13e-100)
Transaction Statement under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 thereunder

Rule 13e-3 Transaction Statement under Section 13(e) of the
Securities Exchange Act of 1934

(Amendment No. 4 – Final Amendment)

Asia Green Agriculture Corporation
(Name of Issuer)

Asia Green Food Enterprise Limited
AGF Industrial Limited
Mr. Youdai Zhan
CID Greater China Venture Capital Fund III, L.P.
Mr. Cai Jianxuan
Ample Gold International Ltd.
Mr. Li Hoi Yeung
Ms. Huang Shunmian
Mr. Wong Ka Wa
Jade Lane Group Limited
HFG Investments Ltd.
Value Partners Hedge Master Fund Limited
Halter Financial Investments, L.P.
Ms. Ying Wong
Mr. Xu Yihong
Ms. Heping Wang
Arthur Investments Advisory Co. Ltd.
Mr. Yuanjia Xu
Ms. Wensi Zhang
Mr. Daiwu Chen
Mr. Hui Deng
Mr. Hong Hu
Mr. Hong Zhang
Ms. Zhang Yizi
Mr. Xiang Zhou
Ms. Xi Liang
Mr. James H. Groh
Heritage Management Consultants

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

78457X101
(CUSIP Number of Class of Securities)

Youdai Zhan	Joseph Chan
Shuinan Industrial Area, Songxi County	Sidley Austin LLP
Fujian Province 353500, China	Suite 2009
(86) 0599-233-5520 Phone	5 Corporate Avenue
150 Hubin Road
Shanghai 200021, China
(86) 21- 2322-9322 Phone
James A. Mercer III	(86) 21-5306-8966 Fax
Sheppard, Mullin, Richter & Hampton LLP
Sheppard Mullin (UK) LLP	Don S. Williams
25 Southampton Buildings,	Sheppard, Mullin, Richter & Hampton LLP
London, WC2A 1AL, United Kingdom	26th Floor, Wheelock Square
858-720-7469 Phone	1717 Nanjing Road West,
858-523-6705 Fax	Shanghai 200040, China
(86) 21-2321-6018 Phone
(86) 21-2321-6001 Fax

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

This statement is filed in connection with (check the appropriate box):

[ ]	a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
[ ]	b. The filing of a registration statement under the Securities Act of 1933.
[ ]	c. A tender offer.
[X]	d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [   ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X ]

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,421,490.60	$183.09

*

The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”). The calculation assumes the purchase of all outstanding shares of common stock of the Issuer (other than the 34,454,475 shares of common stock already beneficially owned by the Filing Persons) at a purchase price of $0.60 in cash per share. There were 2,369,151 shares of Common Stock outstanding that were not beneficially owned by the Filing Persons as of May 13, 2014.

**

The amount of the filing fee is calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act and the Securities and Exchange Commission’s Fee Rate Advisory #1 for 2014. The fee is calculated by multiplying the transaction valuation by 0.00012880.

[X ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $183.09
Form or Registration No.: SC 13E-3
Filing Party: Asia Green Agriculture Corporation
Date Filed: June 25, 2014

NEITHER THE U.S. SECURITIES EXCHANGE COMMISSION NOR ANY STATE OR OTHER SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

EXPLANATORY NOTE

This Amendment No. 4 as the final amendment (the “Final Amendment”) to the Transaction Statement on Schedule 13E-3 (the “Transaction Statement”), together with the exhibits hereto, is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person”, and collectively, the “Filing Persons”): Asia Green Food Enterprise Limited (“Parent”), AGF Industrial Limited (“New AGAC”), Mr. Youdai Zhan, CID Greater China Venture Capital Fund III, L.P., Mr. Cai Jianxuan, Ample Gold International Ltd., Mr. Li Hoi Yeung, Ms. Huang Shunmian, Mr. Wong Ka Wa, Jade Lane Group Limited, HFG Investments Ltd., Value Partners Hedge Master Fund Limited, Halter Financial Investments, L.P., Ms. Ying Wong, Mr. Xu Yihong, Ms. Heping Wang, Arthur Investments Advisory Co. Ltd., Mr. Yuanjia Xu, Ms. Wensi Zhang, Mr. Daiwu Chen, Mr. Hui Deng, Mr. Hong Hu, Mr. Hong Zhang, Ms. Zhang Yizi, Mr. Xiang Zhou, Ms. Xi Liang, Mr. James H. Groh and Heritage Management Consultants, in connection with the short-form merger of Asia Green Agriculture Corporation, or “AGAC”, and New AGAC pursuant to Chapter 92A.180 of the Nevada Revised Statutes or “NRS”.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement. Except as set forth in this Final Amendment, all information in the Transaction Statement remains unchanged. All information set forth in this Final Amendment should be read in conjunction with the information contained or incorporated by reference in the Transaction Statement, as amended to date.

All information contained in, or incorporated by reference into, this Final Amendment concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Issuer, is responsible for the accuracy of any information supplied by any other Filing Person.

Item 15. Additional Information

The merger of New AGAC with AGAC pursuant to Chapter 92A.180 of the NRS became effective on September 26, 2014. AGAC is the corporation surviving the merger, and as a result of the merger is now a privately held wholly-owned subsidiary of Parent.

Pursuant to the terms of the merger, each outstanding share of common stock (other than shares held by New AGAC, shared held in treasury and shares with respect to which appraisal rights have been properly exercised and not withdrawn or lost) was converted into the right to receive $0.60 per share in cash, without interest. Notices of Merger and Appraisal Rights and Letters of Transmittal will be mailed to the former holders of such shares by the paying agent for the short-form merger, and should be read carefully.

At the effective time of the merger, each outstanding option to purchase shares of AGAC’s common stock were cancelled. In addition, AGAC had outstanding warrants to acquire 50,000 shares of common stock of AGAC at an exercise price of $4.00 per share. The warrants will be assumed by AGAC as the surviving corporation pursuant to the merger.

As a result of the merger, the common stock became eligible for termination of trading on the OTC Bulletin Board and termination of registration under the Exchange Act pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i). AGAC’s common stock has ceased trading on the OTC Bulletin Board. AGAC has filed a Certification and Notice of Termination of Registration on Form 15 with the SEC in order to deregister the common stock and suspend its reporting obligations under the Exchange Act.

Item 16. Exhibits

Exhibit
Number	Description
(a)(1)	Letter from AGF Industrial Limited to Stockholders of Asia Green Agriculture Corporation.*
(a)(2)	Form of Notice of Merger and Dissenter’s Rights.*
(b)	None.
(c)(1)	Financial Analysis Performed by Duff & Phelps & Co. dated May 19, 2014.*
(d)(1)	Contribution Agreement by and between Asia Green Food Enterprise Limited and AGF Industrial Limited dated June 19, 2014.*
(d)(2)	Contribution Agreement by and between Asia Green Food Enterprise Limited and certain stockholders of AGAC, dated June 19, 2014, filed as Exhibit 7.02 on a Schedule 13D, filed on June 25, 2014.*
(f)	Nevada Revised Statutes Section 92A.300 to Section 92A.500 — Dissenters’ Rights Provisions.*
(g)	None.

* Previously filed

SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13E-3 is true, complete and correct.

Dated: October 9, 2014

ASIA GREEN FOOD ENTERPRISE LIMITED

By:	/s/ Zhan Youdai
Name:	ZhanYoudai
Title:	Director

AGF INDUSTRIAL LIMITED

By:	/s/ Zhan Youdai
Name:	Zhan Youdai
Title:	Director

ZHAN YOUDAI

/s/ Zhan Youdai

CID GREATER CHINA VENTURE CAPITAL FUND III, L.P

By:	/s/ Alex Chin
Name:	Alex Chin
Title:	Attorney-in-fact

CAI JIANXUAN

By:	/s/ Alex Chin
Name:	Alex Chin
Title:	Attorney-in-fact

AMPLE GOLD INTERNATIONAL LTD.

By:	/s/ Alex Chin
Name:	Alex Chin
Title:	Attorney-in-fact

LI HOI YEUNG

By:	/s/ Alex Chin
Name:	Alex Chin
Title:	Attorney-in-fact

HUANG SHUNMIAN

By:	/s/ Alex Chin
Name:	Alex Chin
Title:	Attorney-in-fact

WONG KA WA

By:	/s/ Alex Chin
Name:	Alex Chin
Title:	Attorney-in-fact

JADE LANE GROUP LIMITED

By:	/s/ Alex Chin
Name:	Alex Chin
Title:	Attorney-in-fact

HFG INVESTMENTS, LTD.

By:	/s/ Alex Chin
Name:	Alex Chin
Title:	Attorney-in-fact

VALUE PARTNERS HEDGE MASTER FUND LIMITED

By:	/s/ Alex Chin
Name:	Alex Chin
Title:	Attorney-in-fact

HALTER FINANCIAL INVESTMENTS, L.P.

By:	/s/ Alex Chin
Name:	Alex Chin
Title:	Attorney-in-fact

YING WONG

By:	/s/ Alex Chin
Name:	Alex Chin
Title:	Attorney-in-fact

XU YIHONG

By:	/s/ Alex Chin
Name:	Alex Chin
Title:	Attorney-in-fact

HEPING WANG

By:	/s/ Alex Chin
Name:	Alex Chin
Title:	Attorney-in-fact

ARTHUR INVESTMENTS ADVISORY CO. LTD.

By:	/s/ Alex Chin
Name:	Alex Chin
Title:	Attorney-in-fact

YUANJIA XU

By:	/s/ Alex Chin
Name:	Alex Chin
Title:	Attorney-in-fact

WENSI ZHANG

By:	/s/ Alex Chin
Name:	Alex Chin
Title:	Attorney-in-fact

DAIWU CHEN

By:	/s/ Alex Chin
Name:	Alex Chin
Title:	Attorney-in-fact

HUI DENG

By:	/s/ Alex Chin
Name:	Alex Chin
Title:	Attorney-in-fact

HONG HU

By:	/s/ Alex Chin
Name:	Alex Chin
Title:	Attorney-in-fact

HONG ZHANG

By:	/s/ Alex Chin
Name:	Alex Chin
Title:	Attorney-in-fact

ZHANG YIZI

By:	/s/ Alex Chin
Name:	Alex Chin
Title:	Attorney-in-fact

XIANG ZHOU

By:	/s/ Alex Chin
Name:	Alex Chin
Title:	Attorney-in-fact

XI LIANG

By:	/s/ Alex Chin
Name:	Alex Chin
Title:	Attorney-in-fact

JAMES H. GROH

By:	/s/ Alex Chin
Name:	Alex Chin
Title:	Attorney-in-fact

HERITAGE MANAGEMENT CONSULTANTS

By:	/s/ Alex Chin
Name:	Alex Chin
Title:	Attorney-in-fact